Exhibit 3.25(a)
AMENDMENT
TO
DALTON CORPORATION, ASHLAND MANUFACTURING FACILITY
REGULATIONS
Adopted by Action of the Shareholder dated October 23, 2006:
BE IT FURTHER RESOLVED, that Article 4, Section 4.1 of the Regulations of the Corporation be and the same is hereby amended by changing the month of the annual meeting of the shareholders from April to February.